HECO Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Six months ended June 30		Years ended December 31
	2006	2005	2005	2004	2003	2002	2001
(dollars in thousands)
Fixed charges
Total interest charges	$26,779	$24,453	$49,408	$49,588	$44,341	$44,232	$47,056
Interest component of rentals	929	581	1,311	909	820	663	728
Pretax preferred stock dividend requirements of subsidiaries	736	734	1,461	1,459	1,430	1,434	1,433
Preferred securities distributions of trust subsidiaries	—	—	—	—	7,675	7,675	7,675

Total fixed charges	$28,444	$25,768	$52,180	$51,956	$54,266	$54,004	$56,892

Earnings
Income before preferred stock dividends of HECO	$38,814	$32,569	$73,882	$82,257	$79,991	$91,285	$89,380
Fixed charges, as shown	28,444	25,768	52,180	51,956	54,266	54,004	56,892
Income taxes (see note below)	23,932	19,944	44,623	49,479	49,824	56,658	55,416
Allowance for borrowed funds used during construction	(1,421)	(902)	(2,020)	(2,542)	(1,914)	(1,855)	(2,258)

Earnings available for fixed charges	$89,769	$77,379	$168,665	$181,150	$182,167	$200,092	$199,430

Ratio of earnings to fixed charges	3.16	3.00	3.23	3.49	3.36	3.71	3.51

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$24,244	$20,031	$45,029	$50,059	$50,175	$56,729	$55,434
Income tax benefits relating to results from nonregulated activities	(312)	(87)	(406)	(580)	(351)	(71)	(18)

	$23,932	$19,944	$44,623	$49,479	$49,824	$56,658	$55,416

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of HECO and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding the allowance for borrowed funds used during construction). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, (iv) the preferred stock dividend requirements of HELCO and MECO, increased to an amount representing the pretax earnings required to cover such dividend requirements, and (v) in 2003 and prior years when the trust subsidiaries were consolidated, the preferred securities distribution requirements of the trust subsidiaries.